U.S. Securities And Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

NORTHAM ACQUISITION CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Applied For

(CUSIP Number)

Kerri Holden

c/o GSM Group

1712 Pioneer Avenue Suite 1891

Cheyenne, WY 82001

(307) 632-3333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KERRI HOLDEN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

o

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cheyenne, WY, USA

	7	SOLE VOTING POWER

NUMBER OF		31,390,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		31,390,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,390,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

          This Schedule 13D relates to the common stock, $0.0001 par value, of Northam Acquisition Corp., a Delaware corporation (the “Issuer” or “Company”). The principal executive offices of the Company are located at c/o GSM Group, 1712 Pioneer Avenue Suite 1891, Cheyenne, WY 82001.

ITEM 2. IDENTITY AND BACKGROUND.

          This statement is filed jointly pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Ms. Kerri Holden (the “Reporting Person”). Ms. Holden is a U.S. citizen, residing at 3995 Hagers Grove Road, Salem, OR 97317.

          During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Ms. Holden used personal funds to make the acquisition of Common Stock and paid $69,990 to acquire 31,390,000 shares of the Company’s common stock from William Tay.

          For purposes of determining the percentages reported in this Schedule 13D, the Reporting Person acquired beneficial ownership of 31,390,000 shares which is all of the Issuer’s outstanding shares of Common Stock (as reported in the Issuer’s current report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 25, 2014).

          For purposes of this Schedule 13D, the total number of shares reported as beneficially owned by the Reporting Person is 31,390,000 shares.

ITEM 4. PURPOSE OF TRANSACTION.

          The Reporting Person purchased the shares of Common Stock to acquire the ownership and control of the Company. The Reporting Person intends to increase the number of members of the Company’s Board of Directors and to fill such positions at a later date. The Reporting Person may use the Company to acquire or merge with GSM Group of Cheyenne, Wyoming, or any other businesses.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Person beneficially own 31,390,000 shares of Common Stock of the Issuer, which represents 100% of the issued and outstanding shares of the Issuer. Please see Item 3 — Source and Amount of Funds or Other Consideration.

(b)	Ms. Holden has sole power to vote or dispose of all the shares of Common Stock of the Issuer.

(c)	Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d)	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e)	Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.	Share Purchase Agreement dated as of September 25, 2014, between William Tay, Northam Acquisition Corp. and Kerri Holden.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2014
	By:	/s/ Kerri Holden
Kerri Holden